To Our Shareholders

I am pleased to announce that the company reported net income for the quarter, before pre-opening expenses and certain real estate sales on Paradise Island of $21.0 million, compared to earnings of $19.2 million in the same period last year. Earnings per share for the period, excluding pre-opening expenses and certain real estate sales on Paradise Island, were $0.75 compared to earnings per share (pro forma for the sale of Resorts Atlantic City) of $0.53 for the same period last year.

Including the non-recurring items referred to above, the Company generated earnings in the quarter of $21.8 million, compared to net income of $70.5 million for the same period last year.

The increase in recurring earnings for the quarter was due mainly to higher EBITDA contributions from Atlantis and from the expanded Ocean Club.

The Company’s flagship Paradise Island operations generated EBITDA of $42.5 million, a 17% increase over the $36.4 million that was achieved during the same period last year. The property’s resort operations performed very well during the quarter. Atlantis recorded an average occupancy level of 89% compared to 92% in the same period last year and grew its average room rate for the quarter by 8% to $261 compared with the same period last year.

The Ocean Club also performed well in the quarter and has begun to establish itself as one of the premier luxury resort hotels in the Caribbean. Despite almost doubling the size of the resort to 106 rooms, the property achieved an average occupancy of 75%, compared to 79% last year, while the average room rate increased by 25% to $632.

The Mohegan Sun Casino recorded growth of 9% in gross operating revenues over the same period last year, as gross revenues for the quarter were $218.9 million compared to $201.5 million in the same period last year. The gross win per slot machine per day for the quarter was $466, versus $497 for the same period last year. The decrease in slot win per unit is attributed to the opening of the Hall of the Lost Tribes smoke-free slot room in April 2001, which added over 630 new slot machines (approximately 20%) to the floor count at the property. The casino’s slot revenues grew by 10% versus the same period last year, while the Connecticut slot market increased by 6%. Trading Cove Associates, an entity owned 50% by the Company, receives payments of 5% of gross revenues of the Mohegan Sun. The Company’s share of Trading Cove Associate’s net income from Mohegan Sun was $6.2 million for the quarter compared to $5.5 million in the prior year.

The development program of the $960 million expansion to the property is running slightly ahead of expectations. The expansion includes 115,000 additional square feet of gaming space, a 10,000-seat events center, additional retail and restaurant facilities, a 1,200-room luxury hotel and a 100,000-square foot convention center. It is anticipated that the new casino will now open in late September 2001 with the hotel and convention center opening in April 2002. The payments due to Trading Cove Associates will be based on gross revenues of the expanded Mohegan Sun complex.

The Company manages six luxury resort hotels in the Indian Ocean and the Middle East. During the quarter, these properties performed well despite some weakness in their European source markets and revenue per available room was similar to the same quarter last year. The Company earned management fees of $1.6 million from these other resort operations in the quarter, which was marginally below the comparable quarter last year due to currency depreciation.

As previously announced, the Company has been developing a test site for an Internet gaming venture. The development was completed at the end of the quarter and the site went live early in July 2001, in a test mode. The site has been designed to exclude play from countries where Internet gaming is unlawful, including the United States. The Company is now operating the site in a test mode and will monitor the progress of the site with the intention of launching the site as a fully-fledged operation later this year. During the period, the costs related to the test site were expensed as pre-opening expenses.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
August 1, 2001
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

-----------------------------------------------------------------------------------------
 Sun International Hotels Limited
 Consolidated Balance Sheets                              June 30,         December 31,
 (Dollars in thousands)                                    2001                2000
-----------------------------------------------------------------------------------------
                                                        (Unaudited)
                         Assets
 Current assets:
       Cash and cash equivalents                         $    34,099      $    22,497
       Restricted cash                                         8,389            1,651
       Trade receivables, net                                 44,347           40,612
       Due from affiliates                                    25,846           34,140
       Inventories                                            11,274           10,417
       Prepaid expenses                                       12,545            9,849
       Net assets held for sale                                    -          138,350
                                                      --------------    -------------
         Total current assets                                136,500          257,516

       Property and equipment, net                         1,153,439        1,155,509
       Note receivable                                        17,500                -
       Due from affiliates - non-current                      12,311            5,069
       Deferred charges and other assets                      11,832           13,120
       Investment in associated companies                     30,649           29,577
                                                      ---------------   --------------
         Total assets                                    $ 1,362,231      $ 1,460,791
                                                      ===============   ==============

          Liabilities and Shareholders' Equity
 Current liabilities:
       Current maturities of long-term debt              $       248      $       230
       Accounts payable and accrued liabilities              137,992          136,872
       Due to affiliates                                       1,183                -
       Capital creditors                                       2,939           12,954
                                                      ---------------   --------------
         Total current liabilities                           142,362          150,056

 Long-term debt, net of current maturities                   521,056          668,908
                                                      ---------------   --------------
        Total liabilities                                    663,418          818,964
                                                      ---------------   --------------

 Shareholders' equity                                        698,813          641,827
                                                      ---------------   --------------
        Total liabilities and shareholders' equity       $ 1,362,231      $ 1,460,791
                                                      ===============   ==============

---------------------------------------------------------------------------------------------------------------------------
 Sun International Hotels Limited                          For the Three Months                  For the Six Months
 Consolidated Statements of Operations                        Ended June 30,                       Ended June 30,
                                                    ----------------------------------   ----------------------------------
 (Dollars in thousands, except per share data)           2001              2000               2001              2000
---------------------------------------------------------------------------------------------------------------------------
                                                                    (Unaudited)                          (Unaudited)
 Revenues:
      Casino and resort revenues                          $ 136,153         $ 198,391          $ 287,946         $ 399,263
      Less: promotional allowances                           (5,663)          (13,667)           (14,464)          (28,745)
                                                    ----------------  ----------------   ----------------  ----------------
                                                            130,490           184,724            273,482           370,518
      Tour operations                                        10,085             7,305             20,711            15,926
      Management and other fees                               8,207             8,921             18,323            16,670
      Real estate related                                     2,893            96,091              7,757            96,091
      Other                                                     993               729              1,764             1,458
                                                    ----------------  ----------------   ----------------  ----------------
                                                            152,668           297,770            322,037           500,663
                                                    ----------------  ----------------   ----------------  ----------------
 Expenses:
      Casino and resort expenses                             68,643           116,256            140,579           228,414
      Tour operations                                         8,643             6,478             18,041            14,447
      Selling, general and administrative                    20,901            25,650             42,628            51,055
      Real estate related                                     1,045            25,894              2,311            25,894
      Corporate expenses                                      6,221             6,398             12,213            12,192
      Depreciation and amortization                          12,611            14,923             24,116            29,278
      Write-off of Desert Inn costs                               -            11,202                  -            11,202
      Transactions costs                                          -             7,014                  -             7,014
      Pre-opening expenses                                    1,098               659              4,355               690
                                                    ----------------  ----------------   ----------------  ----------------
                                                            119,162           214,474            244,243           380,186
                                                    ----------------  ----------------   ----------------  ----------------
 Operating income                                            33,506            83,296             77,794           120,477

 Other income and expenses:
      Interest income                                         1,521             1,131              4,270             1,972
      Interest expense, net of capitalization               (12,626)          (11,844)           (26,836)          (23,320)
      Equity in earnings (loss) of affiliates                   981              (131)             2,804             1,014
      Other, net                                                (60)                -                (60)                -
                                                    ----------------  ----------------   ----------------  ----------------
 Income before income taxes                                  23,322            72,452             57,972           100,143
 Provision for income taxes                                  (1,527)           (1,979)            (2,954)           (2,333)
                                                    ----------------  ----------------   ----------------  ----------------
 Net income                                                $ 21,795          $ 70,473           $ 55,018          $ 97,810
                                                    ================  ================   ================  ================

 Diluted earnings per share                                  $ 0.78            $ 2.14             $ 1.99            $ 2.96
 Weighted average number of shares outstanding               27,931            32,978             27,685            33,010

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 Sun International Hotels Limited
 Consolidated Statements of Cash Flows                                For the Six Months Ended
 (Dollars in thousands)                                                        June 30,
                                                               --------------------------------------
                                                                     2001                 2000
-----------------------------------------------------------------------------------------------------
                                                                                     (Unaudited)
 Cashflows from operating activities:
   Reconciliation of net income to net cash
    provided by operating activities:
       Net income                                                  $      55,018         $      97,810
       Depreciation and amortization                                      24,116                29,278
       Amortization of debt issuance costs and
           discount                                                        1,555                 2,580
       Provision for doubtful receivables                                  2,499                 3,192
       Provision for discount on CRDA obligations, net                         -                   461
       Reclass of property, plant and equipment to land
           held for sale                                                   1,618                19,736
       Loss on disposal of fixed assets                                       60                     -
       Net change in working capital accounts                                121                (4,059)
       Net change in deferred charges                                       (483)                9,801
       Equity earnings from affiliates, net                               (1,072)                  672
                                                               ------------------     -----------------
         Net cash provided by operating activities                        83,432               159,471
                                                               ------------------     -----------------

 Cashflows from investing activities:
       Payments for major capital projects, net of
         insurance proceeds received                                     (23,762)              (57,459)

       Other operating capital expenditures                               (9,844)               (8,750)
       Advances to Joint Venture                                          (6,625)                    -
       Proceeds received from sale of Resorts, net                       120,850                     -
       Proceeds received from the sale of other assets                       196                   161
       CRDA deposits and other                                                 -                (1,388)
                                                               ------------------   -------------------
         Net cash provided by (used in) investing activities              80,815               (67,436)
                                                               ------------------   -------------------

 Cashflows from financing activities:
       Proceeds from issuance of debt                                     32,500                24,000
       Repayment of debt                                                (180,385)              (94,168)
       Proceeds from exercise of stock options                             1,978                    21
       Debt issue costs                                                        -                  (919)
                                                               ------------------   -------------------
         Net cash provided by financing activities                      (145,907)              (71,066)
                                                               ------------------   -------------------

 Net increase in cash and cash equivalents                                18,340                20,969
 Cash and cash equivalents at beginning of period                         24,148                40,210
                                                               ------------------   -------------------
 Cash and cash equivalents at end of period                             $ 42,488              $ 61,179
                                                               ==================   ===================